

March 26, 2013

Via E-mail
Lisa Manget Buchanan
Executive Vice President and General Counsel
Cal Dive International, Inc.
2500 CityWest Blvd., Suite 2200
Houston, Texas 77042

      Re: Cal Dive International, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed March 15, 2013
            File No. 1-33206

Dear Ms. Buchanan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ A.N. Parker

      Anne Nguyen Parker
      Branch Chief